

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 1, 2017

Pierre Nanterme
Chief Executive Officer and Director
Accenture plc and Accenture Holdings Plc
1 Grand Canal Square,
Grand Canal Harbour,
Dublin 2, Ireland

> **Re:** **Accenture plc and Accenture Holdings plc**
> **Forms 10-K for the Fiscal Year Ended August 31, 2016**
> **File No. 001-34448 and 000-55501**

Dear Mr. Nanterme:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Craig D. Wilson

Craig D.Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services